FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1               Name and Address of Company

Avalon Rare Metals Inc. (“Avalon” or the “Company”)
130 Adelaide Street West
Suite 1901
Toronto, ON M5H 3P5

Item 2               Date of Material Change

December 24, 2015.

Item 3               News Release

A news release was disseminated on December 24, 2015 through the facilities of Newsfile and subsequently filed on SEDAR.

Item 4               Summary of Material Change

On December 24, 2015, the Company completed a non-brokered private placement (the “Private Placement”), issuing 6,000,000 flow-through units ("Flow-Through Units") at a price of $0.125 per Flow-Through Unit for gross proceeds of $750,000. Each Flow-Through Unit consists of one flow-through common share and one-half of one non-flow-through common share purchase warrant. Each whole warrant shall entitle the holder to acquire one non-flow-through common share at a price of $0.175 for a period of 24 months from today.

Item 5               Full Description of Material Change

On December 24, 2015, the Company completed its Private Placement, issuing 6,000,000 Flow-Through Units at a price of $0.125 per Flow-Through Unit for gross proceeds of $750,000. Each Flow-Through Unit consists of one flow-through common share and one-half of one non-flow-through common share purchase warrant. Each whole warrant shall entitle the holder to acquire one non-flow-through common share at a price of $0.175 for a period of 24 months from today.

Secutor Capital Management Corporation, and its affiliates, acted as a finder for the Company, and were paid a cash commission of 6% of the gross proceeds and issued non-transferrable finder’s warrants equal to 6% of the number of Flow-Through Units sold, with each finder’s warrant being exercisable to acquire one common share of the Company at a price of $0.125 for a period of 24 months from today.

The securities issued are subject to a hold period expiring April 25, 2016 in accordance with the rules and policies of the Toronto Stock Exchange (“TSX”) and applicable Canadian securities laws.

Proceeds from the Private Placement will be used to fund eligible exploration work on Avalon’s Separation Rapids Lithium Project near Kenora, Ontario and its East Kemptville Tin-Indium Project, in Yarmouth, Nova Scotia.

Item 6               Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7               Omitted Information

Not applicable.

Item 8               Executive Officer

Donald S. Bubar, President & Chief Executive Officer, (416) 364-4938.

Item 9               Date of Report

December 24, 2015.

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to how the Company plans to use the net proceeds from the Private Placement. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.sedar.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.